SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 3

Novamerican Steel Inc.

(Name of Issuer)

Warrants

(Title of Class of Securities)

66986M 118

(CUSIP Number)

Gilbert E. Playford

Novamerican Steel Inc.

1050 University Avenue

Norwood, MA 02062

781-762-0123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 66986M 118	13D/A	Page 2 of 9 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 118	13D/A	Page 3 of 9 Pages

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on April 6, 2007 and November 19, 2007, by Gilbert E. Playford relating to warrants to purchase one share of common stock, par value $.001 per share per warrant issued by Novamerican Steel Inc. f/k/a/ Symmetry Holdings Inc.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to warrants (the “Warrants”) to purchase one share of common stock, par value $0.001 per share (the “Common Stock”) per Warrant issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA 02062.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is being filed by Gilbert E. Playford. (“Playford”).
(b)	The business address of Playford is 1050 University Avenue, Norwood, MA 02062.
(c)

Playford acquired 125,000 Warrants directly on March 12, 2007 upon the consummation of the Issuer’s initial public offering. On April 5, 2007, Playford transferred those 125,000 Warrants to the Gilbert E. Playford Revocable Trust (“Trust”), a revocable trust of which Playford is the settlor and sole trustee, by gift. As a result, Playford remains the beneficial owner of the Warrants owned by such trust. Additionally, Playford is the beneficial owner of 3,222,222 Warrants owned indirectly through Playford SPAC Portfolio, Ltd. (“Portfolio”), 500,000 Warrants owned indirectly through the Playford Family Limited Partnership (“Family LP”) and 750,000 Warrants owned indirectly through the Playford Grandkids Limited Partnership (“Grandkids LP”). On June 21, 2007, Playford Holdings Ltd. (“Holdings”) acquired 787,402 Warrants. On November 15, 2007, 312,500 Warrants owned indirectly through Holdings and 625,000 Warrants owned indirectly through the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/O 6/12/07 ( the “2007 Charitable Remainder Trust”) were acquired. Playford is a 24.8% limited partner of Portfolio and Playford’s Grantor Retained Annuity Trust (the “GRAT”) is a 75% limited partner of Portfolio. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the sole member of Playford Management LLC, which is the sole general partner of each of Family LP and Grandkids LP. Playford is the general partner of Holdings. Playford is the trustee of the 2007 Charitable Remainder Trust. Playford is the non-executive Chairman of Symmetry Holdings Inc., as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

CUSIP No. 66986M 118	13D/A	Page 4 of 9 Pages

(d)	During the last five years, Playford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Playford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 5, 2007, Portfolio acquired 3,222,222 Warrants in a private placement at a purchase price of $.90 per Warrant, for an aggregate purchase price of $2,899,999.90. Portfolio financed the purchase through the use of working capital contributed by Playford to Portfolio as a contribution of capital. Playford financed the contribution of capital from his personal funds. On March 12, 2007, Playford acquired 125,000 Warrants underlying units of the Issuer, each unit consisting of one share of Common Stock and one Warrant, held directly by him. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 5, 2007, Playford transferred those 125,000 Warrants to Trust, by gift. On April 4, 2007, Family LP and Grandkids LP acquired 500,000 and 750,000 Warrants, respectively, in open market purchases at a purchase price of $1.00 per Warrant, for an aggregate purchase price of $500,000 and $750,000, respectively. Family LP financed the purchase through a loan from Playford. Playford financed the loan from his personal funds. Grandkids LP financed the purchase through the use of working capital contributed by Playford as a contribution of capital. Playford financed the contribution of capital from his personal funds. On June 21, 2007, Holdings acquired 787,402 Warrants. Holdings financed the purchase through the use of funds contributed by Playford through the use of his personal funds. On November 15, 2007, Holdings and the 2007 Charitable Remainder Trust acquired 312,500 and 625,000 Warrants, which were part of units, respectively, in a private placement at a purchase price of $8.00 per unit. Holdings financed the purchase through the use of working capital contributed by Playford to Holdings as a contribution of capital. Playford financed the contribution of capital from his personal funds. The 2007 Charitable Remainder Trust financed the purchase from funds contributed as a contribution of principal from Playford. Playford financed the contribution of principal through the use of his personal funds.

On July 24, 2008, pursuant to exchange agreements with the Issuer, each of the entities described above as a holder of Warrants agreed to exchange all of its Warrants for Common Stock at a ratio of one share of Common Stock per 4.1153846154 Warrants. Portfolio will receive 782,970 shares of Common Stock in exchange for its 3,222,222 Warrants; the Trust will receive 30,374 shares of Common Stock in exchange for its 125,000 Warrants; the Family LP will receive 121,495 shares of Common Stock in exchange for its 500,000 Warrants; the Grandkids LP will receive 182,243 shares of Common Stock in exchange for its 750,000 Warrants; Holdings will receive 267,266 shares of Common Stock in exchange for its 1,099,902 Warrants; and the 2007 Charitable Remainder Trust will receive 151,869 shares of Common

CUSIP No. 66986M 118	13D/A	Page 5 of 9 Pages

Stock in exchange for its 625,000 Warrants. No additional consideration was paid. Playford no longer beneficially owns any Warrants.

Item 4.	Purpose of Transaction.

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying Warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

  As of the date hereof, Playford may be deemed to be the indirect beneficial owner of no Warrants.

The following sets forth certain information regarding all transactions in the Warrants that were effected by Playford during the past sixty days:

CUSIP No. 66986M 118	13D/A	Page 6 of 9 Pages

Entity	Date	Amount Sold	Price Per Share	Where and How Effected
Portfolio	07/24/2008	3,222,222 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
Trust	07/24/2008	125,000 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
Holdings	07/24/2008	500,000 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
Grandkids LP	07/24/2008	750,000 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
Family LP	07/24/2008	1,099,902 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
2007 Charitable Remainder Trust	07/24/2008	625,000 Warrants exchanged for Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).

CUSIP No. 66986M 118	13D/A	Page 7 of 9 Pages

10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07.

24.1	Power of Attorney (previously filed).

CUSIP No. 66986M 118	13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008	/s/ Karen G. Narold
Name: Karen G. Narwold Title: Attorney-in-Fact

CUSIP No. 66986M 118	13D/A	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).
10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07.

24.1	Power of Attorney (previously filed).